Exhibit 99.1

May 5, 2005

Extendicare Inc. Shareholders’ Quarterly Report – March 31, 2005

Dear Shareholder:

On May 5, 2005, Extendicare announced its results for the first quarter of 2005.

Financial highlights of the quarter included:

•	Health care earnings of $0.26 per diluted share

•	Consolidated EBITDA margin of 12.1%; U.S. operations EBITDA margin of 13.6%;

•	U.S. Medicare census increases to 18.8%; and

•	U.S. nursing home occupancy increases to 93.8%

Please refer to the attached Shareholders’ Report for further details of our financial results.

Extendicare’s U.S. operations continue to successfully execute our sales strategy, achieving record Medicare census levels. We are also very pleased with the operational performance of the newly acquired Assisted Living Concepts portfolio. As we look ahead, we see extensive internal growth opportunities, which will further enhance shareholder value.

Extendicare Health Services, Inc.’s (EHSI) Medicare patient census on a same-facility basis increased to 18.8% of total nursing home census in the 2005 first quarter compared to 17.2% in the 2004 first quarter, and EHSI’s average daily Medicare patient census rose 12% to 2,433. Nursing home occupancy, on a same-facility basis, rose during the 2005 first quarter to 93.8% compared to 91.4% in the 2004 first quarter.

Extendicare completed the acquisition of Assisted Living Concepts, Inc. (ALC) on January 31, 2005. The integration is proceeding smoothly and Extendicare expects the acquisition to perform better than the previously anticipated annualized US$34.0 million of EBITDA by the third quarter of 2005. For the two months ended March 31, 2005, ALC achieved revenue of $35.7 million (US$29.1 million) and EBITDA of $6.6 million (US$5.4 million). The Company is in the process of, and will complete by the end of 2005, the valuation of ALC’s net assets acquired. Finalization of the valuation may alter the preliminary purchase price allocation along with depreciation and amortization.

EHSI’s Phase I new build program has already completed six of the seven projects, adding 111 assisted living units and 38 nursing home beds. Phase II is underway with an additional 276 assisted living units expected to open between spring 2005 and fall 2006. Phase III will take advantage of the expansion opportunities existing at ALC. EHSI’s preliminary examination of the expansion potential of ALC’s portfolio indicates an immediate demand across 35% of the portfolio for an incremental 500 units in markets where the facilities are already operating at full capacity. It is still too soon to provide additional details at this time, but the Company expects to be able to announce more definitive plans by the end of August 2005.

The industry is still waiting for the Centers for Medicare and Medicaid Services (CMS) to issue its report on the Resource Utilization Groups (RUGs) refinement. CMS is expected to make its recommendation shortly, after which there will be a 60-day comment period. The current funding formula will remain in place until October 1, 2005. Nursing home providers are working closely with industry associations to ensure CMS is aware that any cuts made to Medicare will be detrimental to the health of the industry and the quality of patient care.

Finalization of the State of Pennsylvania’s supplemental provider tax plan in the 2005 first quarter resulted in retroactive incremental earnings before income tax of $3.8 million (US$3.2 million), related to the July 1, 2003 to December 31, 2004 period. The Company reported prior year Medicaid funding of $20.2 million (US$16.5 million) in the quarter substantially offset by prior year costs of $16.4 million (US$13.3 million). The cash receipt and payment of these amounts will occur in the second quarter of 2005, and therefore, are reported as outstanding accounts receivable and accrued liabilities at the end of March 2005.

At the Annual Meeting on May 5, 2005, I spoke about our significant achievements over the past few years as well as some of the challenges facing the long-term care industry and the outlook for Extendicare. A copy of my remarks is enclosed for your information. In addition, an archived webcast of the meeting along with the slide presentation is available under the Investor Information/Annual Meeting section of our website, www.extendicare.com.

Going forward, Extendicare’s key business goals are to continue providing quality care and service to our residents, strengthen Medicare and average daily census for EHSI, improve our asset portfolio and focus on successfully integrating Assisted Living Concepts, Inc.

Sincerely,

/s/ Mel Rhinelander

Mel Rhinelander
President and
Chief Executive Officer

Statements contained in this report other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.